FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ended September 30, 2003

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation
9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ____

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________

CORPORATE PROFILE

        Nymox Pharmaceutical Corporation is a biotechnology company with three unique proprietary products on the market, and a significant R&D pipeline of products in development. Nymox is a leader in the research and development of products for the diagnosis and treatment of Alzheimer’s disease, an affliction of more than 15 million people around the world. Nymox developed and is currently offering its AlzheimAlert™ test, a CLIA certified reference laboratory urinary test that is the world’s only accurate, non-invasive aid in the diagnosis of Alzheimer’s disease. Nymox also developed and markets NicAlert™ and NicoMeter™, tests that use urine or saliva to detect use of and exposure to tobacco products. In October 2002, NicAlert™ received clearance from the U.S. Food and Drug Administration (FDA). Nymox also is developing treatments aimed at the causes of Alzheimer’s disease. One program targets spherons, which Nymox researchers believe are a source of the senile plaques found in the brains of patients with Alzheimer’s disease. Another distinct program targets the brain protein (neural thread protein) detected by its AlzheimAlert™ test and implicated in widespread brain cell death seen in Alzheimer’s disease. In 2002, Nymox was issued an important U.S. patent for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. Nymox is developing new antibacterial agents for the treatment of urinary tract and other bacterial infections in humans and for the treatment of E. coli O157:H7 contamination in meat and other food and drink products. Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia. The Company filed an Investigational New Drug application with the FDA in 2002, and has begun U.S. clinical testing of NX-1207 in humans. Nymox also has several other drug candidates and diagnostic technologies in development.

Message to Shareholders

Nymox is pleased to present its results for the third quarter of 2003.

On September 8, Nymox announced the commercial launch of a new product for non-medical testing of tobacco product exposure. The new Nymox product, TobacAlert™ is capable of measuring tiny amounts of second hand tobacco exposure — as low as several billionths of a gram — in a urine sample. The patented test does not require any instruments or training, can be done almost anywhere, including at home, workplace or school. TobacAlert™ is now available at a retail cost of $14.99 per test. TobacAlert™ has many advantages over existing technology according to Nymox scientists. The test is easy to use and very inexpensive compared to other quantitative methods that require sending samples to laboratories at great expense and time delay. No sophisticated equipment is needed for TobacAlert™. The test can be performed at home, office, school, or practically any location. TobacAlert™ uses patented technology to measure the level of cotinine, a metabolite of nicotine, which is commonly used in medical research and public health studies to determine the extent of tobacco product exposure. TobacAlert™ is intended only to assess an individual’s level of tobacco product exposure and not for any medical or treatment purposes.

On September 9, Nymox announced that its new TobacAlert™ product is available at CVS Pharmacies in the U.S. in selected CVS stores and will be available at CVS on-line. CVS is one of the major U.S. drug store chains with over 4100 stores in the U.S. and annual sales of $24.1 billion.

On September 25, Nymox announced that new clinical studies had demonstrated better than expected efficacy of the Company’s AlzheimAlert™ product. The studies were conducted in typical U.S. clinical settings and showed very high accuracy in assessing patients with and without Alzheimer’s disease.

On July 2, Nymox announced it has continued to make its milestones in the development of NXC-4720, a novel antibacterial product for E. coli O157:H7 meat contamination and that the Company will be extending its field trials. Recent studies have shown that treatment with NXC-4720 cleared infected beef of E. coli O157 contamination and helped prevent further E. coli contamination. The recent recall of approximately 739,000 pounds of frozen beef, mostly vacuum packaged steaks, dramatically demonstrated the need for an effective treatment of contamination of food and drink products by potentially deadly E. coli O157:H7 bacteria. The recall by the U.S. Department of Agriculture’s Food Safety and Inspection Service was unusual because it involved steaks and not ground beef. Food safety is a priority item for the Bush administration and the U.S. Department of Agriculture. The USDA has recently announced a number of initiatives directed at the problem of E. coli O157 contamination of meat in particular.

E. coli O157:H7 bacterial contamination is a major public health problem throughout the world. In 2002 alone, over 23 million pounds of meat were recalled in the U.S. because of possible E. coli contamination, affecting all sectors of the meat industry from large meat processors to local supermarkets and many consumers. On average, Americans consume over 65 pounds of beef per person per year. The Food Safety and Inspection Service (FSIS) of the USDA has targeted E. coli O157 contamination in meat with more stringent testing and tighter regulations. In a recently released report, Enhancing Public Health: Strategies for the Future, the FSIS outlined new initiatives to encourage the use of new technologies such as antimicrobial agents, including new rules to provide food processors with much more flexibility in using antimicrobial agents in their products.

On August 6, 2003 Nymox announced a research collaboration with Health Canada’s Laboratory for Foodborne Zoonoses in Guelph, Ontario for the research and development of novel animal and related treatments for E. coli 0157:H7.

On August 19, Nymox announced interim analysis of initial Phase I human safety data for NX-1207, the Company’s investigational new drug for benign prostatic hyperplasia (BPH). Initial BPH patients treated with NX-1207 overall did not show clinically significant toxic effects from the drug. NX-1207 is currently in clinical trials in the U.S.

We wish to thank over 4,000 Nymox shareholders for their strong support. We are confident that Nymox will continue to meet or surpass its significant milestones, and we look forward to the important challenges ahead.

/s/ Paul Averback, MD
Paul Averback MD
President

November 14, 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS
(in US dollars)

The following discussion should be read in conjunction with the consolidated financial statements of the Company.

Overview

The business activities of the Company since inception have been devoted principally to research and development. Accordingly, the Company has had limited revenues from sales and has not been profitable to date. We refer to the Corporate Profile for a discussion of the Company’s research and development projects and its product pipeline.

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission (“SEC”) released “Cautionary Advice Regarding Disclosure About Critical Accounting Policies”. According to the SEC release, accounting policies are among the “most critical” if they are, in management’s view, most important to the portrayal of the company’s financial condition and most demanding on their calls for judgement.

Our accounting policies are described in the notes to our consolidated financial statements. We consider the following policies to be the most critical in understanding the judgements that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition
The Corporation applies guidance from SAB 101 (Staff Accounting Bulletin 101) issued by the Securities and Exchange Commission in the recognition of revenue. The Company has generally derived its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Corporation. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis. Deferred revenue presented in the balance sheet represents amounts billed to and received from customers in advance of revenue recognition.

The Company currently markets AlzheimAlert™ as a service provided by our CLIA certified reference laboratory in New Jersey. Physicians send urine samples taken from their patients to our laboratory where the AlzheimAlert™ test is performed. The results are then reported back to the physicians. We recognize the revenues when the test has been performed. The Company sometimes enters into bulk sales of its diagnostic products to customers under which it has a future obligation to perform related testing services at its laboratory. Although the Company receives non-refundable upfront payments under these agreements, revenue is recognized in the period that the Company fulfils its obligation or over the term of the arrangement. For research contracts and licensing revenues, the Company usually enters into an agreement specifying the terms and obligations of the parties. Revenues from these sources are only recognized when there are no longer any obligations to be performed by the Company under the terms of the agreement.

Valuation of Capital Assets
The Company reviews the unamortized balance of property and equipment, intellectual property rights and patents on an annual basis and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
•	Significant negative industry or economic trends.

No impairment losses were recognized for the periods ended September 30, 2003, 2002 and 2001.

Valuation of Future Income Tax Assets
Management judgement is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $7.8 million as of December 31, 2002, due to uncertainties related to our ability to utilize some of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of its products and technologies.

Results of Operations

Revenues
Revenues from sales amounted to $58,356 for the three months and $167,226 for the nine months ended September 30, 2003, compared with $70,841 and $306,104, for the same periods in 2002. The reduction in revenues from bulk orders for AlzheimAlert (decrease 57%) and NicAlert (decrease 34%) accounted for the decrease in the first nine months of 2003, compared to 2002.

Research and Development
Research and development expenditures were $1,608,655 for the nine months ended September 30, 2003, compared with $1,241,631 for the same period in 2002. The increase is attributable to higher spending in the development of the therapeutic products in the Company’s pipeline. During the first nine months of 2003, research tax credits amounted to $33,019 compared to $13,225 for the same period in 2002. The rise is due to an increase in the expenses admissible for government tax credits.

Marketing Expenses
Marketing expenditures decreased to $146,107 for the nine months ended September 30, 2003, in comparison to expenditures of $197,491 for the same period in 2002. The decrease is attributable to reduced costs relating to marketing agreements.

Administrative Expenses
General and administrative expenses were $921,832 for the nine months ended September 30, 2003, compared with $960,620 for the same period in 2002, due to lower professional fees.

Foreign Exchange
The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 75% of 2003 expenses (75% in 2002) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Company’s results in 2003 or 2002.

Inflation
The Company does not believe that inflation has had a significant impact on its results of operations.

Long-Term Commitments
Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $14,583 per month and ongoing research funding payments to a U.S. medical facility totaling $292,000 over the next fourteen months.

Results of Operations
Net losses for the three month period ended September 30, 2003 were $847,163, or $0.04 per share, compared to $799,681, or $0.04 per share, for the same period in 2002.and net losses for the nine month period ended September 30, 2003 were $2,898,542, or $0.12 per share, compared to $2,526,276, or $0.11 per share, for the same period in 2002. The weighted average number of common shares outstanding for the nine months ending September 30, 2003 were 23,496,559 compared to 22,574,262 for the same period in 2002.

Financial Position

Liquidity and Capital Resources
As of September 30, 2003, cash totaled $769,464 and receivables including tax credits totaled $70,295. In January 2003, the Corporation signed a common stock private purchase agreement whereby the investor was committed to purchase up to $5 million of the Corporation’s common shares over a twenty-four month period commencing January 2003. As at August 8, 2003, five drawings were made under this purchase agreement, for total proceeds of $2,360,000. Specifically, on January 30, 2003, 107,382 common shares were issued at a price of $3.725 per share. On March 3, 2003, 245,098 common shares were issued at a price of $4.08 per share. On June 6, 2003, 167,224 common shares were issued at a price of $2.99 per share. On July 8, 2003, 80,128 common shares were issued at a price of $3.12 per share. On August 8, 2003, 77,778 common shares were issued at a price of $2.70 per share.

In August 2003, the Corporation signed a new common stock private purchase agreement, whereby the investor is committed to purchase up to $12 million of the Corporation’s common shares over a twenty-four month period commencing August 2003. As at October, 2003, two drawings have been made under this purchase agreement, for total proceeds of $930,000. Specifically, on September 30, 2003, 204,918 common shares were issued at a price of $2.44 per share. On October 21, 2003, 182,203 common shares were issued at a price of $2.36 per share The Company can draw down a further $11,070,000 over the remaining 22 months under the agreement. The Company intends to access financing under this agreement when appropriate to fund its research and development. The Company believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Company’s cash requirements for the next twelve months.

This message contains certain “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management’s current expectations. Such factors are detailed from time to time in Nymox’s filings with the Securities and Exchange Commission and other regulatory authorities.

Consolidated Financial Statements of (Unaudited)
NYMOX PHARMACEUTICAL CORPORATION
Periods ended September 30, 2003, 2002 and 2001

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 2003, 2002 and 2001

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets
(Unaudited)

September 30, 2003, with comparative figures as at December 31, 2002
(in US dollars)

	September 30, 2003	December 31, 2002
	(Unaudited)	(Audited)
Assets
Current assets:
Cash	$769,464	$660,629
Accounts and other receivables	37,276	101,364
Research tax credits receivable	33,019	47,165
Inventory	80,539	53,208
Prepaid expenses	17,500	17,500

	937,798	879,866
Long-term receivables	70,000	70,000
Property and equipment	159,300	185,293
Patents and intellectual property	3,127,573	3,223,498

	$4,294,671	$4,358,657

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$844,644	$870,925
Notes payable	522,436	544,872
Deferred revenue	5,930	55,930

	1,373,010	1,471,727
Non-controlling interest	800,000	800,000
Shareholders' equity:
Share capital (note 2)	31,473,600	28,407,600
Warrants and options	336,438	336,438
Additional paid-in capital	85,200	85,200
Deficit	(29,773,577)	(26,742,308)

	2,121,661	2,086,930
Contingencies (note 6)
Subsequent events (note 7)

	$4,294,671	$4,358,657

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations
(Unaudited)

Periods ended September 30, 2003, 2002 and 2001
(in US dollars)

	Three months ended September 30,			Nine months ended September 30,
	2003	2002	2001	2003	2002	2001
Revenue:
Sales	$58,356	$70,841	$83,128	$167,226	$306,104	$300,893
Interest	60	974	2,894	915	4,746	14,453
Research contract	--	--	97,402	--	--	97,402

	58,416	71,815	183,424	168,141	310,850	412,748
Expenses:
Research and
development	444,637	326,696	466,744	1,608,655	1,241,631	1,145,390
Less investment
tax credits	--	(3,436)	(5,068)	(33,019)	(13,225)	(8,619)

	444,637	323,260	461,676	1,575,636	1,228,406	1,136,771
General and
administrative	247,154	350,389	223,978	921,832	960,620	715,518
Depreciation and
amortization	102,982	101,528	99,505	300,138	291,936	292,047
Marketing	65,226	56,489	59,692	146,107	197,491	219,773
Cost of sales	38,630	40,281	32,627	103,717	159,287	97,955
Interest and bank
charges	6,950	(451)	1,530	19,253	32,286	4,391

	905,579	871,496	879,008	3,066,683	2,870,026	2,466,455
Gain on disposal of
property and equipment	--	--	--	--	32,900	--

Net loss	$(847,163)	$(799,681)	$(695,584)	$(2,898,542)	$(2,526,276)	$(2,053,707)

Loss per share (basic
and diluted) (note 3)	$(0.04)	$(0.04)	$(0.03)	$(0.12)	$(0.11)	$(0.09)

Weighted average
number of common
shares outstanding	23,758,316	22,756,334	21,945,479	23,496,559	22,574,262	21,744,831

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit
(Unaudited)

Periods ended September 30, 2003, 2002 and 2001
(in US dollars)

	Three months ended September 30,			Nine months ended September 30,
	2003	2002	2001	2003	2002	2001

Deficit, beginning
of period	$(28,899,956)	$(24,942,146)	$(21,400,535)	$(26,742,308)	$(23,153,447)	$(19,982,999)
Net loss	(847,163)	(799,681)	(695,584)	(2,898,542)	(2,526,276)	(2,053,707)
Share issue costs	(26,458)	(63,705)	(24,999)	(132,727)	(125,809)	(84,412)

Deficit, end of period	$(29,773,577)	$(25,805,532)	$(22,121,118)	$(29,773,577)	$(25,805,532)	$(22,121,118)

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows
(Unaudited)

Periods ended September 30, 2003, 2002 and 2001
(in US dollars)

	Three months ended September 30,			Nine months ended September 30,
	2003	2002	2001	2003	2002	2001

Cash flows from operating
activities:
Net loss	$(847,163)	$(799,681)	$(695,584)	$(2,898,542)	$(2,526,276)	$(2,053,707)
Adjustments for:
Depreciation and
amortization	102,982	101,528	99,505	300,138	291,936	292,047
Write-down of deferred
share issue costs	--	17,699	--	--	88,495	--
Services paid with
common shares	--	--	--	--	32,420	--
Gain on disposal of
property and
equipment	--	--	--	--	(32,900)	--
Change in operating
assets and liabilities	193,964	(32,099)	(53,272)	(25,378)	194,068	(93,492)

	(550,217)	(712,553)	(649,351)	(2,623,782)	(1,952,257)	(1,855,152)
Cash flows from financing
activities:
Proceeds from issuance
of share capital	960,000	803,400	1,004,640	3,066,000	2,282,400	1,853,004
Share issue costs	(26,458)	(63,705)	(24,999)	(132,727)	(125,809)	(71,264)
Repayment of notes
payable	--	(19,645)	--	(322,436)	(396,775)	--
Proceeds from issuance
of notes payable	300,000	--	--	300,000	344,872	396,774

	1,233,542	720,050	979,641	2,910,837	2,104,688	2,178,514
Cash flows from investing
activities:
Additions to property
and equipment and
intangibles	(99,808)	(143,351)	(73,305)	(178,220)	(295,089)	(222,385)
Proceeds on disposal
of property and equipment	--	--	--	--	32,900	250

	(99,808)	(143,351)	(73,305)	(178,220)	(262,189)	(222,135)

Net increase (decrease)
in cash	583,517	(135,854)	256,985	108,835	(109,758)	101,227

Cash, beginning of
period	185,947	515,083	409,953	660,629	488,987	565,711

Cash, end of period	$769,464	$379,229	$666,938	$769,464	$379,229	$666,938

Supplemental disclosure to
statements of cash flows:
(a) Interest paid	$6,950	$--	$1,530	$19,253	$32,286	$4,391
(b) Non-cash
transactions:
Acquisition of
Serex, Inc. by
issuance of
common shares	--	--	--	--	3,098	--
Amortization of
deferred share
issue costs
charged to deficit	--	--	--	--	--	13,148

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 2003, 2002 and 2001
(in US dollars)

Nymox Pharmaceutical Corporation (the “Corporation”), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey, is a biopharmaceutical corporation which specializes in the research and development of products for the diagnosis and treatment of Alzheimer’s disease. The Corporation is currently marketing AlzheimAlertTM, a urinary test that aids physicians in the diagnosis of Alzheimer’s disease. The Corporation also markets NicAlertTM and NicoMeterTM, tests that use urine or saliva to detect use of or exposure to tobacco products. The Corporation is also developing therapeutics for the treatment of Alzheimer’s disease, new treatments for benign prostate hyperplasia, and new anti-bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E-coli O157:H7 bacterial contamination in meat and other food and drink products.

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. Management believes that funds from operations as well as the existence of committed financing facilities will be sufficient to meet the Corporations’ requirements for the next year.

The Corporation is listed on the NASDAQ Stock Market.

1.	Basis of presentation:

(a)	Interim financial statements:

The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles. The unaudited consolidated balance sheet as at September 30, 2003 and the unaudited consolidated statements of operations, deficit and cash flows for the three- and nine-month periods ended September 30, 2003, 2002 and 2001 reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented. The results for any quarter are not necessarily indicative of the results for the full year. The interim consolidated financial statements follow the same accounting policies and methods of their application as described in note 2 of the annual consolidated financial statements for the year ended December 31, 2002. The interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Corporation as at and for the year ended December 31, 2002.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 2003, 2002 and 2001
(in US dollars)

1.	Basis of presentation (continued):

(b)	New accounting standards:

(i)	Guarantees:

On January 1, 2003, the Corporation adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”), Accounting Guideline 14, Disclosure of Guarantees which clarifies disclosure requirements for certain guarantees. The guideline does not provide guidance on the measurement and recognition of a guarantor’s liability for obligations under guarantees. The guideline defines a guarantee to be a contract (including an indemnity) that contingently requires the Corporation to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or (iii) failure of another party to pay its indebtedness when due.

The adoption of this standard did not have an impact on the Corporation’s financial statements.

(ii)	Long-lived assets:

In December 2002, the CICA issued Handbook Section 3063, Impairment or Disposal of Long-lived Assets and revised Section 3475, Disposal of Long-lived Assets and Discontinued Operations. Together, these two Sections supersede the write-down and disposal provisions of Section 3061, Property, Plant and Equipment as well as Section 3475, Discontinued Operations. Section 3063 amends existing guidance on long-lived asset impairment measurement and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by the Corporation. It requires that an impairment loss be recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. Section 3475 provides a single accounting model for long-lived assets to be disposed of by sale. Section 3475 provides specified criteria for classifying an asset as held-for-sale to be measured at the lower of their carrying amounts or fair value, less costs to sell. Section 3475 also broadens the scope of businesses that qualify for reporting as discontinued operations to include any disposals of a component of an entity, which comprises operations and cash flows that can be clearly distinguished from the rest of the Corporation, and changes the timing of recognizing losses on such operations.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 2003, 2002 and 2001
(in US dollars)

1.	Basis of presentation (continued):

(b)	New accounting standards (continued):

(ii)	Long-lived assets (continued):

The new standards contained in Section 3063 on the impairment of long-lived assets held for use are applicable for years beginning on or after April 1, 2003. The revised standards contained in Section 3475 on disposal of long-lived assets and discontinued operations are applicable to disposal activities initiated by the Corporation’s commitment to a plan on or after May 1, 2003. The Corporation does not expect that the adoption of these standards will have a material effect on its financial statements.

2.	Share capital:

Share capital transactions during the period were as follows:

	Number	Dollars
Balance, December 31, 2002	23,020,954	$28,407,600
Issued for cash pursuant to common stock
private purchase agreements	882,528	2,860,000
Issued for cash pursuant to the exercise of war	100,000	206,000

Balance, September 30, 2003	24,003,482	$31,473,600

Common stock private purchase agreements:
In January 2003, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the "Purchaser") that establishes the terms and conditions for the purchase of common shares by the Purchaser. In August 2003, this agreement was terminated and a new agreement was concluded with the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $12 million (previously $5 million) of common shares over a twenty-four month period based on notices given by the Corporation.

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice divided by 97% of the average price of the Corporation's common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $500,000 and the minimum amount is $150,000. The Corporation may terminate the agreement before the 24-month term if it has issued at least $8 million of common shares under the agreement.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 2003, 2002 and 2001
(in US dollars)

2.	Share capital (continued):

Common stock private purchase agreement (continued):
In 2003, the Corporation issued 882,528 common shares to the Purchaser for aggregate proceeds of $2,860,000 under the agreements. At September 30, 2003, the Corporation can require the Purchaser to purchase up to $11,500,000 of common shares over the remaining 22 months of the agreement.

Exercise of warrants: In February 2003, the Corporation also issued 100,000 common shares pursuant to the exercise of Series K warrants and received proceeds of $206,000.

3.	Stock-based compensation:

If the fair value-based accounting method had been used to measure and account for stock-based compensation costs relating to exempt options issued to employees in the three and nine-month periods ended September 30, 2003 and 2002, the net earnings and related earnings per share figures would have been as follows:

	Three months ended September 30		Six months ended September 30
	2003	2002	2003	2002
Reported net loss	$(847,163)	$(799,681)	$(2,898,542)	$(2,526,276)
Pro forma adjustments to
compensation expense	(5,064)	--	(7,691)	--

Pro forma net loss	$(852,227)	$(799,681)	$(2,906,233)	$(2,526,276)

Pro forma loss per share
(basic and diluted)	$(0.04)	$(0.04)	$(0.12)	$(0.11)

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 2003, 2002 and 2001
(in US dollars)

4.     Canadian/US Reporting Differences:

(a)	Consolidated statements of earnings:

The reconciliation of earnings reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

	Three months ended September 30,			Nine months ended September 30,
	2003	2002	2001	2003	2002	2001

Net loss, Canadian
GAAP	$(847,163)	$(799,681)	$(695,584)	$(2,898,542)	$(2,526,276)	$(2,053,707)
Adjustments:
Amortization of
patents (i)	4,706	2,095	26,150	7,058	6,802	52,496
Stock-based
compensation
options granted to
non-employees (ii)	(10,285)	(10,285)	--	(30,855)	(30,855)	(15,595)

	(5,579)	(8,190)	26,150	(23,797)	(24,053)	36,901

Net loss,
U.S. GAAP	$(852,742)	$(807,871)	$(669,434)	$(2,922,339)	$(2,550,329)	$(2,016,806)

Loss per share,
U.S. GAAP	$(0.04)	$(0.04)	$(0.03)	$(0.12)	$(0.11)	$(0.09)

The weighted average number of common shares outstanding for purposes of determining basic and diluted loss per share is the same as that disclosed for Canadian GAAP purposes.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 2003, 2002 and 2001
(in US dollars)

4.	Canadian/US Reporting Differences (continued):

(b)	Consolidated shareholders’ equity:

The reconciliation of shareholders’ equity reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

	September 30, 2003	December 31, 2002
		(Audited)

Shareholders' equity, Canadian GAAP	$2,121,661	$2,086,930
Adjustments:
Amortization of patents (i)	(122,067)	(129,125)
Stock-based compensation - options
granted to non-employees (ii):
Cumulative compensation expense	(1,332,578)	(1,301,723)
Additional paid-in capital	1,385,141	1,354,286
Change in reporting currency (iii)	(62,672)	(62,672)

	(132,176)	(139,234)

Shareholders' equity, U.S. GAAP	$1,989,485	$1,947,696

(i)	In accordance with APB Opinion 17, Intangible Assets, the patents are amortized using the straight-line method over the legal life of the patents from the date the patent was secured. For Canadian GAAP purposes, the patents are amortized commencing in the year of commercial production of the developed products.

(ii)	In accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees prior to January 1, 2002 has been recorded in the accounts based on the fair value of the stock options at the grant date.

(iii)	The Corporation adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for prior periods has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for periods prior to January 1, 2000 have been translated into US dollars at the ending exchange rate for the respective period and the statement of operations at the average exchange rate for the respective period.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 2003, 2002 and 2001
(in US dollars)

5.     Segment disclosures:

Geographic segment information was as follows:

	Canada	United States

Revenues:
2003	$3,231	$164,910
2002	5,334	305,516
2001	142,036	270,712
Net loss:
2003	(2,471,743)	(426,799)
2002	(2,162,745)	(363,531)
2001	(1,626,369)	(427,338)
Property and equipment, patents and intellectual property:
September 30, 2003	2,991,740	295,133
December 31, 2002 (audited)	3,102,806	305,985
Total assets:
September 30, 2003	3,737,300	557,371
December 31, 2002 (audited)	3,791,072	562,786

6.	Contingencies:

(a)	Litigation:

A shareholder has served the Corporation with a Statement of Claim filed with the Ontario Superior Court of Justice claiming to be entitled to the issuance of 388,797 additional shares in accordance with repricing provisions contained in a 2000 private placement agreement and to damages of $4,000,000 for lost opportunity to sell these shares. The Corporation believes that the shareholder’s interpretation of the repricing provisions in the March 2000 agreement is incorrect and intends to defend the action vigorously. Accordingly, no provision related to this matter has been recorded in these financial statements. See note 7 (b).

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 2003, 2002 and 2001
(in US dollars)

6.	Contingencies (continued):

(b)	Demand for arbitration:

In March 2002, a former employee filed a demand for arbitration with the American Arbitration Association concerning the termination of her employment with the Corporation. The employee is claiming damages of up to $498,000 plus attorney’s fees and costs, based upon alleged violations of New Jersey law and breach of an employment agreement. Subsequently, in October 2002, the former employee filed a complaint in the New Jersey Superior Court concerning the termination of her employment with the Corporation. The complaint claims unspecified damages. The Corporation believes these claims are without merit and intends to defend the matter vigorously. Accordingly, no provision related to this matter has been recorded in these financial statements.

7.	Subsequent events:

(a)	Issuance of share capital:

In October 2003, the Corporation issued 182,203 common shares for aggregate proceeds of $430,000 under the common stock private purchase agreement referred to in note 2.

(b)	Litigation:

In October 2003, the Corporation filed an action against certain private investors, their agents and others in the United States District Court of the Southern District of New York. The complaint alleges that the defendants, inter alia, violated federal securities laws, breached their contractual commitments and/or breached their fiduciary duties toward the Corporation in connection with two financing agreements completed in 1999 and 2000.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)
By:	/s/ Paul Averback
Paul Averback President and Chief Executive Officer

Date: November 14, 2003

EXHIBIT INDEX

10.1	Common Stock Private Purchase Agreement, dated as of August 25, 2003, by and between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd.